SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

             X        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         ----------   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                   For the fiscal year ended December 31, 1995

         ----------   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                        For the transition period from _________ to _______.

                         Commission file number: 1-5837

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
                              (Exact name of plan)


                             135 Morrissey Boulevard
                                  P.O. Box 2378
                              Boston, MA 02107-2378
                               (Address of plan)

                           THE NEW YORK TIMES COMPANY
                             (Exact name of issuer)

                               229 West 43d Street
                            New York, New York 10036
                (Address of issuer's principal executive office)

     The following financial statements are included in this Report:

     Report of independent public accountants, including:

               A statement of net assets available for plan benefits for the years ended December 31, 1995, and December 31, 1994.

               A statement of changes in net assets available for plan benefits for each of the years ended December 31, 1995, 1994 and 1993.

               Accompanying notes for the financial statements.

               Schedules of reportable transactions for the years ended December 31, 1995 and December 31, 1994.

Signatures

     The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              THE BGEA/ BOSTON GLOBE
                                              EMPLOYEE SAVINGS PLAN

                                              By /s/ Cathryn C. Lewis
                                                -------------------------------
                                                   Cathryn C. Lewis
                                                   Administrative Trustee

Dated:  June 27, 1996

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                              FINANCIAL STATEMENTS

                       FOR THE PERIODS ENDED DECEMBER 31,

                              1995, 1994, AND 1993

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                           DECEMBER 31, 1995 AND 1994

                                TABLE OF CONTENTS

Independent Auditors Report                                                   1

Statement of Net Assets Available For Plan Assets                             2

Statement of Changes In Net Assets Available For Plan Assets                  3

Notes to The Financial Statements                                           4-7

Reportable Transactions                                                       8

                      John M. Hoffman & Associates
                      Certified Public Accountants
                           264 Beacon Street
                           Boston, MA 02116


                        Phone: (617) 536-5600
                        Fax:   (617) 536-8578



                      INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees of the
BGEA/Boston Globe Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the BGEA/Boston Globe Employee Savings Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the years ended December 31, 1995, 1994, and 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan as of December 31, 1995 and 1994 and changes in net assets available for plan benefits for the years ended December 31, 1995, 1994, and 1993 in conformity with generally accepted accounting principles.

/s/John M. Hoffman & Associates
- ---------------------------------
John M. Hoffman & Associates CPAs
Boston, Massachusetts

June 6, 1996

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                                        1995             1994
                                                        ----             ----

ASSETS

INVESTMENTS AT FAIR MARKET VALUE
            (notes B and C)
Mutual Funds:
            Money Market                             $   553,465     $   408,096
            U.S. Government                              758,952         619,929
            Common Stock                               3,237,277       2,008,600
            Common Stock Sector                        6,244,473       3,560,600
            Growth Fund                                  132,712               0
Equity securities                                      1,728,748       1,243,132

                                                     -----------     -----------

            Total Investments                        $12,655,627     $ 7,840,357

RECEIVABLES

            Participant loans - Note F                   198,942         190,313
                                                     -----------     -----------

                                                         198,942         190,313

Cash and equivalents                                       4,042               0
                                                     -----------     -----------

            Total Assets                             $12,858,611     $ 8,030,670

PAYABLES

            Administrative Expenses                            0           4,232
                                                     -----------     -----------

                                                               0           4,232
                                                     -----------     -----------

            Net assets available for
                  plan benefits                      $12,858,611     $ 8,026,438
                                                     ===========     ===========

      See Accountants' Review Report and notes to the financial statements.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

             FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994 AND 1993

                                                    1995            1994            1993
                                                    ----            ----            ----

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment Income

            Realized gains/(losses)         $     93,170    $     36,586    $    176,370
            Change in net unrealized
               appreciation/depreciation
               in assets                       2,299,964        (406,049)        362,844
            Dividends                            634,513         317,853         267,666
            Interest                              14,666          10,057           7,496
            Cash Earnings                             35               0               0
                                            ------------    ------------    ------------

                                               3,042,348         (41,553)        814,376

Employee contributions                         2,099,859       1,802,901       1,563,649
Other Income (Note I)                              4,232
                                            ------------    ------------    ------------

Total Additions                             $  5,146,439    $  1,761,348    $  2,378,025


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants                    310,745         370,256         104,651
Administrative expenses                            3,521          12,042          19,576

                                            ------------    ------------    ------------

Total Deductions                                 314,266         382,298         124,227

                                            ------------    ------------    ------------
NET INCREASE                                   4,832,173       1,379,050       2,253,798


NET ASSETS AVAILABLE FOR PLAN BENEFITS

BEGINNING OF YEAR                              8,026,438       6,647,388       4,393,590
                                            ------------    ------------    ------------

END OF YEAR                                 $ 12,858,611    $  8,026,438    $  6,647,388
                                            ============    ============    ============

      See Accountants' Review Report and notes to the financial statements.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                 ACCOMPANYING NOTES FOR THE FINANCIAL STATEMENTS

A.  DESCRIPTION OF THE PLAN

The following description of the BGEA/Boston Globe Employee Savings Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

1. GENERAL. The plan is a defined contribution plan covering all employees of the Company, who are members of a collective bargaining group which has agreed to adopt the plan, and who have been credited with 1,000 or more hours of service during a 12 month period and are twenty-one years of age or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA)

2. CONTRIBUTIONS. Participants enter into a salary reduction agreement with the Employer, subject to statutory limitations, and the Employer contributes to the plan on the employees behalf. Participants may make qualified rollover contributions to the plan. Participants' contributions shall be invested in the Fund in accordance with the participants' investment elections.

3. PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and (a) an allocation of fund earnings of each fund in which the participant elects contributions, and (b) Administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance. Participant accounts will consist of investments, at the direction of the participant, in the following funds

            FUND A - New York Times Stock Fund
            FUND B - Putnam Health Sciences Trust
            FUND C - Putnam Voyager Fund
            FUND D - Putnam Vista Fund
            FUND E - The George Putnam Fund of Boston
            FUND F - Putnam U.S. Government Income Trust
            FUND G - Putnam Money Market Fund
            FUND H - Putnam New Opportunities Fund (Available 9/12/95) LOAN FUND - Participant Loans Fund

4. VESTING. A participant shall at all times be 100% vested in all amounts allocated to his or her total account.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

A. DESCRIPTION OF THE PLAN, (Cont.)

5. PAYMENTS OF BENEFITS. Upon termination of service or retirement, a participant is entitled to a lump sum distribution equal to the value of his or her account.

B. SUMMARY OF ACCOUNTING POLICIES

1. VALUATION OF INVESTMENTS. Investments are valued at fair market value as of year end. Quoted market prices are used to value investments. Such investments are valued at the closing price on the statement date.

C. INVESTMENTS

The Plan's investments are held by a broker-administered trust fund. Investment transactions that represent 5 percent or more of the Plan's net assets are separately identified.

                            Fair Value of Investments

                                                           December 31, 1995
                                                     # of Shares      Fair Value
                                                     -----------      ----------
Mutual Funds:
            Money Market                                 553,470         553,465
            U.S. Government                               57,539         758,952
            Aggressive Growth Fund                         3,592         132,712
            Common Stock                                 252,040       3,237,277
            Common Stock Sector                          334,133       6,244,473
Equity securities:
           New York Times Co.                            54,227       1,606,486
            AT & T Corp.                                   1,888         122,262
                                                                    ------------

            Total Investments at Fair Value                         $12,655,627
                                                                    ===========

                            Net Change in Fair Value

                                                        Year Ended
                                                     December 31, 1995
                                                     -----------------

Mutual Funds:
            U.S. Government                                60,191
            Common Stock                                  458,974
            Common Stock Sector                         1,361,295
            Aggressive Growth Fund                          9,567
Equity securities                                         409,936

                                                       ----------

            Net change in Fair Value                   $2,299,963
                                                       ==========

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

D.  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Employer reserves the right under the Plan to terminate the Plan, in whole or in part, whenever there is a collective bargaining agreement between the Employer and the Boston Globe Employees Association that fails to provide for the continuation of the plan or the plan participants are no longer represented by this bargaining unit.

E. PARTICIPANT LOANS

     Participant loans are available to participants who meet the eligibility requirements as defined by the administrative trustees. The loans have repayment periods ranging from six months to five years and bear interest at the prime rate plus one half of one percent. The total outstanding balances on participant loans was $198,942 and $190,313 as of December 31, 1995 and 1994 respectively.

F.  PLAN TAX STATUS

     The Plan as written is qualified under the Internal Revenue Code as being exempt from federal income taxes. A favorable determination letter has been received from the Internal Revenue Service.

G.  FORM 5500 RECONCILIATION

                                                       DECEMBER 31,
                                                 1995                    1994

Net Assets per Form 5500                 $ 12,858,611             $ 8,030,670

            Expenses Payable                       -0-                 (4,232)

                                           ----------               ---------

Net Assets                               $ 12,858,611             $ 8,026,438
                                         ============             ===========

H. SIGNIFICANT EVENTS

     During 1993, Affiliated Publications, Inc. was acquired by the New York Times Co. The acquisition was consummated with Stockholders' of Affiliated Publications, Inc. receiving cash or New York Times Co. stock equivalent to $15.00 per share.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

I.  EXPENSES OF THE PLAN

Essentially all expenses incurred during 1995 in the administration of the Plan, as defined by the Plan document, have been paid by the BGEA/Boston Globe Taft-Hartley Health Fund. The BGEA/Boston Globe Taft-Hartley Health Fund is related to the Plan by having common membership between its participants and the participants of The BGEA/Boston Globe Taft-Hartley Health Fund. Expenses incurred during 1995 in the administration of the Plan totaled $20,806.

During 1995 the BGEA/Boston Globe Taft-Hartley Health Fund also paid expenses incurred by the fund in 1994 which totaled $4,232.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENT

                             REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED 12/31/95

DESCRIPTION             TYPE        SHARES                  COST/PROCEEDS
- -----------             ----        ------                  -------------

Putnam Voyager          Purchase    86,080                    861,750.45



FOR THE YEAR ENDED 12/31/94

DESCRIPTION             TYPE        SHARES                  COST/PROCEEDS
- -----------             ----        ------                  -------------

Putnam Voyager          Purchase    76,499                     671,026

George Putnam Fund      Purchase    38,842                     393,889









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